February 15, 2005


Mail Stop 0510

Via U.S. mail and facsimile

Mr. Todd R. Moore
Vice President and General Counsel
NCI Building Systems, Inc.
10943 North Sam Houston Parkway West
Houston, TX 77064

Re: 	NCI Building Systems, Inc.
Form S-3 filed February 1, 2005
File No. 333-122457

Dear Mr. Moore:

      This is to advise you that we have reviewed only those portions of your filing that relate to the calculation of registration fee table, the legality opinion and the selling security holders. We have the following comments in that regard. No further review of your filing has been or will be made. All persons who are by statute responsible for the adequacy and accuracy of your filing are urged to be certain that all information required pursuant to the Securities
Exchange Act of 1934 has been included.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Front Cover Page of Registration Statement

1. We note that the shares of common stock you are registering include associated rights to purchase shares of your Series A
Junior
Preferred Stock.  These rights must be registered separately.
Please
revise accordingly.

Selling Securityholders, page 57

2. We note your disclosure that "the total amount of the notes listed in the column titled `Principal Amount of Notes Beneficially Owned That May be Sold` may represent an amount of notes in excess of the
$180,000,000 we issued." The amount of securities listed in your selling security holders table should be limited to the amount of securities that you are registering. In this regard, we note that you are registering $180,000,000 in principal amount of convertible notes and 4,484,178 shares of common stock. Please reconcile.

3. The amount of securities reflected in your selling security holders table is less than the total amount registered. Please reconcile.

4. Please identify the natural person(s) with dispositive voting or investment control of each entity listed in your selling security holders table

5. Please advise us as to whether any of the entities listed in your selling security holders table are broker-dealers or affiliates of a broker-dealer. If a selling security holder is a broker-dealer, your prospectus should state that the selling security holder is an underwriter. If a selling security holder is an affiliate of a broker-dealer, please provide the following representations in your prospectus:

	the selling security holder purchased the securities to be resold in the ordinary course of business; and

	at the time of the purchase of the securities to be resold, the selling security holder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

If you are unable to make these representations, please state that the selling security holder is an underwriter.

6. We note from footnote one to your selling security holders table that the number of shares issuable upon conversion may increase. Please be advised that you will need to file a new registration statement to register additional shares. Please revise the footnote to reflect this.

Item 16.  Exhibits, page II-2

7. Please ensure that the legality opinion is filed pre-
effectively
and covers all of your registered securities, including the
associated rights to purchase shares of your Series A Junior
Preferred Stock.
*	*	*	*

      Please respond to these comments by filing an amendment to your filing and providing the supplemental information requested. Please provide us with a supplemental response that addresses each of our comments and notes the location of any corresponding revisions made in your filing. Please also note the location of any material changes made for reasons other than responding to our comments. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses and amendment.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

	the company is responsible for the adequacy and accuracy of the disclosure in its filing;

	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding the foregoing, please do not hesitate to call Andrew Schoeffler, Staff Attorney, at (202)
824-
5612 or, in his absence, Chris Edwards, Senior Staff Attorney, at
(202) 942-2842, or the undersigned at (202) 942-1950.

Sincerely,


Pamela A. Long
Assistant Director

cc:	Kelly B. Rose, Esq.
Baker Botts L.L.P.
910 Louisiana
One Shell Plaza
Houston, TX 77002
??

??

??

??

Mr. Todd R. Moore
February 15, 2005
Page 1 of 3


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE